Exhibit 1.1

SAPIENS INTERNATIONAL CORPORATION N.V.

Articles of Association

Curaçao, Netherlands Antilles, 21 March 2005.

ARTICLE I

NAME AND DOMICILE

1.1	The Company shall bear the name: "SAPIENS INTERNATIONAL CORPORATION N.V.".

1.2	In foreign trade it may, instead of using the abbreviation "N.V.", use the abbreviation "INC." or "LTD." in English and the abbreviation "S.A." in Spanish and in French, in its name.

1.3	The Company has its statutory seat in Curaçao and may have branches and/or branch offices outside of the Netherlands Antilles.

ARTICLE II

PURPOSE

The objects of the Company are:

2.1	to establish, participate in, to have any other interests in, to finance and manage other business enterprises of every kind or nature whatsoever, including without limitation business enterprises concerned with the development and commercial operation of software;

2.2	to finance directly or indirectly the activities of the Company and of companies that are subsidiaries or affiliates of the Company, to obtain the funds required therefore by raising money through the issue of public loans or by borrowing through private loans, to invest its capital and borrowed assets in bonds and in interest-bearing debentures or by making loans to one or more subsidiaries or affiliates of the Company, or in any other manner and to invest in connection therewith and in general securities, including shares and other certificates of participation and bonds, as well as in any other interest-bearing claims for debts and in bank-deposits, whatever the name or form;

2.3	to acquire, own, manage, sell, exchange, transfer, alienate, issue and carry on trade in shares of stock and other participation warrants, bonds, funds, promissory notes, debentures, bills of exchange and other certificates of debt and other securities, including but not limited to the sale of securities for bearer account, the purchase of securities on contango, the pledging of securities, the arranging of arbitrage transactions, the contacting, purchase and sale of call options and put options, the participation in the issue of securities not publicly traded, the trade in shares not listed on any stock exchange, letter stocks and negotiable securities in real estate companies;

2.4	to borrow and to lend moneys;

2.5	to acquire:

a.	revenue, resulting from the sale or assignment of rights to use copyrights, patents, designs, secret processes or formulae, trade marks and similar property;

b.	royalties, including rentals relating to motion pictures or to the use of industrial, commercial or scientific plant and relating to the exploitation of mines, quarries or any other natural resources and other real property;

c.	remuneration for the rending of technical assistance;

2.6	to invest its funds, directly or indirectly, in real estate and rights, to acquire, own, manage, rent, let, lease, subdivide, drain, develop, cultivate, alienate, encumber and operate real estate;

2.7	to carry on trade, including import and export and dealing in futures, in as well as to process and work up raw materials, minerals, metals, semi-manufactured and finished products of any nature and under any name whatsoever;

2.8	to buy and to collect business debts owned by third parties to corporations, whether or not affiliated to the Company;

2.9	to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;

2.10	to undertake, conduct, assist, promote or engage in any research and development;

2.11	to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind up, reorganize, merge or consolidate and such corporation or organization;

2.12	to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;

2.13	furthermore, for the protection of its capital the Company is entitled to revocably or irrevocably transfer all or part of its assets in trust to one or more trustees or agents by any Anglo-American legal system or to effect such transfer on a fiduciary basis in any form, in the sense that such assets are to be held by such trustees or agents who may be natural persons or legal persons, for the benefit of the Company, its shareholders and creditors or other persons appointed by the Board of Directors with the assent of the General Meeting of Shareholders, all the foregoing in conformity with the provisions governing the trust relation or the fiduciary ownership.

2.14	In attaining its objects the Company shall also duly observe the interests of corporations and enterprises with which it is connected in a group.

2.15	The Company is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense including the participation in and the management of any other enterprise or corporation.

2.16	The Company shall not be entitled to annul or to otherwise invoke the nullity of any action on the ground that such action exceeded the objects of the Company.

ARTICLE III

DURATION

The Company shall have perpetual existence.

ARTICLE IV

CAPITAL AND SHARES

4.1	The Company has a nominal capital (nominal capital being the sum of the par values of all of the issued shares in the Company’s capital stock at any time) divided in shares of one Eurocent (€ 0.01). The maximum nominal capital of the Company shall be three hundred ten thousand Euro (€ 310,000. – ) divided into (a) thirty million (30,000,000) common shares with a par value of one Eurocent (€ 0.01) each (the “Common Shares”) and (b) one million (1,000,000) preferred shares with a par value of one Eurocent (€ 0.01) each, which may be issued in separate series (the “Preferred Shares”).

4.2	At all times at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, must be subscribed for and outstanding with third parties.

4.3	In these Articles of Association the word “shares” refers to Common Shares and Preferred Shares, except where specific reference is made to Common Shares or Preferred Shares in connection therewith, and the word “shareholders” refers to holders of Common Shares and Preferred Shares, as the context may require, except where specific reference is made to holders of Common Shares or Preferred Shares.

4.4	Shares shall be issued at such times, under such conditions and for such consideration as may be determined by the Board of Directors, provided that such consideration shall not be less than par value and provided that no Common Shares can be issued, if, as a result of such issue, the number of issued common shares may become more than thirty million (30,000,000) and that no Preferred Shares can be issued, if, as a result of such issue, the number of issued preferred shares may become more than one million (1,000,000).

4.5	The actual issue occurs by means of a written instrument signed by the Company and the acquirer. The Company cannot issue shares to itself.

4.6	Subject to the provisions of these Articles of Association, Preferred Shares may be issued from time to time in one or more series or classes on such terms and conditions as may be determined by the affirmative vote of a majority of the members of the Board of Directors, after considering the interests of the holders of Common Shares.

4.7	Prior to the issuance of any series or class of Preferred Shares the Board of Directors shall specify:

(a)	the distinctive designation of such series or class and the number of Preferred Shares to constitute such series or class; provided the Board of Directors may increase or decrease at a later date the number of Preferred Shares that can be issued in any specific series or class; provided further that, in the event of a decrease, the number that may be issued shall not be lower than the issued and outstanding Preferred Shares of such series or class;

(b)	whether the Preferred Shares of such series or class shall be entitled to annual dividends and, if so, the annual dividend rate with respect to Preferred Shares of such series or class, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure determined by the Board of Directors prior to issuance;

(c)	whether such dividends, if any, shall be payable annually or in installments out of funds legally available therefore;

(d)	the rights, if any, of the holders of Preferred Shares of such series or class to vote on issues before an annual or special General Meeting of Shareholders or Special Class Meeting; provided, however, that at all times at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, must be subscribed for and outstanding with third parties.

(e)	the rights, if any, of the holders of Preferred Shares of such series or class to convert Preferred Shares of such series or class into shares of any other series or class of Preferred Shares or into Common Shares, provided that Preferred Shares of any series or class shall not be convertible into Preferred Shares of any series or class senior thereto without the consent of sixty six percent (66%) of the holders of the relevant senior series or class voting in a separate Special Class Meeting;

(f)	the rights, if any, of the Company to redeem Preferred Shares of such series or class (in which case the directors shall specify the date on or after which the Preferred Shares of such series or class may be called for redemption by the Company and the consideration to be paid therefor, or the manner by which such consideration shall be calculated) and the rights, if any, of holders of such shares to require the Company to purchase such shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase; and

(g)	any other terms and conditions of such series or class which are not inconsistent with these Articles of Association or Netherlands Antilles law.

4.8	Preferred Shares of all series and classes shall rank senior to the Common Shares with respect to dividends and liquidation preferences. Any series or class of Preferred Shares may be ranked by the Board of Directors as to dividend and liquidation preferences, provided that no series or class issued after any other series or class shall rank prior to or on parity with such other series or class as to such preferences without the consent of sixty six percent (66%) of the holders of the relevant senior series or class voting in a separate Special Class Meeting.

4.9	Upon liquidation of the Company, the holders of shares of any series or class of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of Common Shares and of any other series or class of Preferred Shares ranking junior to such series or class as to liquidation preference, prorata with any distribution made to holders of any series or class of Preferred Shares ranking on parity with such series or class of Preferred Shares and after any distribution is made to holders of any other series or class of Preferred Shares ranking senior to such Preferred Shares, the amount of the liquidation preference of such shares which shall not exceed the sum of:

(a)	the amount paid for such Preferred Shares on issuance, plus

(b)	all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

4.10	Subject to the provisions of Article VI, the Board of Directors is competent, without instruction of the General Meeting of Shareholders or of any Special Class Meeting, to redeem shares of all series and classes with due observance of the provisions applicable thereto of these Articles of Association and the terms and conditions of any Preferred Shares as determined by the Board of Directors in accordance with paragraph 6 of this Article IV, as duly amended, if and when establishing a separate series or class of Preferred Shares provided that the equity of the Company at the time of acquisition at least equals the nominal capital and as a result of the acquisition, the equity will not fall below the nominal capital and provided further that at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, remains outstanding with third parties. Shares so repurchased can be redeemed by the Board of Directors, without instruction of the General Meeting of Shareholders or of any Special Class Meeting.

4.11	The redemption price per Preferred Share redeemed in accordance with paragraph 10 of this Article IV shall be the sum of:

(a)	the amount paid for such Preferred Share on issuance, plus

(b)	the amount of any premium that may be payable with respect to such redemption, as the same shall have been fixed by the Board of Directors at the time of issuance of such Preferred Share; plus

(c)	all accumulated and unpaid dividends on such Preferred Shares to the date fixed for redemption.

4.12	The redemption price per Common Share redeemed in accordance with paragraph 10 of this Article IV shall be calculated in accordance with generally accepted accounting principles as being the value that would be payable on such share were the Company liquidated or dissolved.

4.13	The Board of Directors is entitled to issue warrants and options to subscribe for Common Shares for such consideration and on such terms as determined by the Board of Directors or a duly appointed committee thereof provided, however, that no rights to acquire Common Shares can be issued, if, as a result of the exercise of such right, the number of issued Common Shares will become more than thirty million (30,000,000). Warrants and options to subscribe for Common Shares may also be issued to directors, former directors, officers and other persons employed or formerly employed by the Company or whose services are otherwise contracted by the Company.

ARTICLE V

PREEMPTIVE RIGHTS

No holder of shares of the Company shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any shares of stock or any securities convertible into or exchangeable for stock which the Company may issue.

ARTICLE VI

REDEMPTION AND REPURCHASE OF SHARES

6.1	The Company may for its own account and for valuable consideration from time to time acquire fully paid up shares, provided the equity of the Company at the time of acquisition at least equals the nominal capital and as a result of the acquisition, the equity will not fall below the nominal capital and provided further that at least one share with full voting rights that participates in the profit, or else one share with full voting rights and one participating share, remains outstanding with third parties. The authority to make any such acquisition is vested in the Board of Directors. Any shares so acquired may be cancelled by the Board of Directors.

6.2	Acquisition of shares or certificates of shares in violation with paragraph 1 of this article 6 is null and void.

6.3	The Company shall not acquire any voting rights by reason of ownership of its Common Shares, and, in connection with any General Meeting of Shareholders, Common Shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose.

ARTICLE VII

FORM AND TRANSFER OF SHARES; SHARE REGISTRY

7.1	The shares shall be issued as registered shares.

7.2	The shares shall be entered into a share register (the “Register”) which is kept by the Board of Directors or by a registrar designated thereto by the Board of Directors (the “Registrar”). The entry shall mention all information required by article 109 of Book 2 of the Civil Code, including the name of the shareholder, his address, the quantity of his shares and the number of the share certificate, if any, representing such shares, the amount paid up on each share, voting rights relating thereto, the obligation to further pay up on the share, if any, the date of acquisition, the delivery as well as the date of delivery. In the Register also mention shall be made of any vesting or transfer of a right of pledge that was either served upon the Company or acknowledged by the Company (each such right of pledge a “notified right of pledge”) or a right of usufruct on shares as well as the names and addresses of those who have a notified right of pledge or a right of usufruct on shares. The Register shall not be open to inspection by third parties or shareholders, with respect to shares other than those registered in their name, except with respect to shares that have not been paid up in full and except further with respect to the Registrar, if said Registrar has been requested, or if demand of said Registrar has been made, to disclose any piece of information in the Register and failure to disclose such information would lead to liability of the Registrar.

7.3	The transfer of shares shall be effected by way of a written instrument of transfer (“deed of transfer”) signed by the transferor and the transferee and either serving that deed of transfer upon the Company or by written acknowledgement of the transfer by the Company. If share certificates have been issued for the shares concerned the share certificate signed for transfer by the transferee and the transferor may serve as deed of transfer. Acknowledgement occurs by means of a signed annotation on the deed of transfer, or a written statement from the Company addressed to the transferee. If it concerns shares on which an amount still has to be paid-up, acknowledgement can only occur on a deed of transfer that has a formally fixed date. The transfer of shares listed on a stock exchange may also be effected in accordance with the system applied by such exchange.

7.4	Every transfer and devolution of a share and the creation of, and every transfer of, a limited right therein shall be entered in the Register and every such entry shall be signed by a director or by the Registrar.

7.5	Share certificates for the shares may be issued at the request of the shareholder. Share certificates for shares shall bear a legend in a form as determined from time to time by the Board of Directors setting forth the terms and conditions specified by the Board of Directors in accordance with Article IV of these Articles of Association.

7.6	If any shareholder shall establish to the satisfaction of the Board of Directors that his share certificate has been lost or destroyed, then, at his request, a duplicate may be issued under such conditions and guarantees (which, if required by the Board of Directors, may include an indemnity bond issued by an insurance company) as the Board of Directors shall determine. By the issuance of the new share certificate on which shall be recorded that it is a duplicate, the old certificate in place of which the new one has been issued shall become null and void.

7.7	The Board of Directors may authorize the exchange of new share certificates for mutilated share certificates for shares. In such case the mutilated share certificates shall be delivered to the Company and shall be canceled immediately. The cost of a duplicate share certificate and any proper expenses incurred by the Company in connection with the issuance thereof may, at the option of the Board of Directors, be charged to the shareholder.

ARTICLE VIII

CONVERSION OF PREFERRED SHARES

The holder of any issued and outstanding Preferred Shares shall have the right to convert all or any portion of such Preferred Shares into fully paid and non assessable Common Shares or other class or series of Preferred Shares of the Company, only if and to the extent such rights have been granted to such holder in relation to such Preferred Shares in accordance with the provisions of these Articles of Association.

ARTICLE IX

MANAGEMENT

9.1	The management of all the affairs, property and business of the Company shall be vested in a Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Articles of Association, as from time to time amended.

9.2	With respect to the issuance of shares, the Board of Directors, or persons acting pursuant to authority granted by the Board of Directors, may enter into and conclude agreements without the necessity of any action by the General Meeting of Shareholders:

(a)	imposing special obligations upon the Company in connection with the subscription for shares;

(b)	concerning the issue of shares on a basis other than on which participation in the Company is open to the public; or

(c)	providing for the payment for shares by means other than by legal tender of the Netherlands Antilles.

9.3	The directors shall be elected at a General Meeting of Shareholders by a majority of votes cast, in person or by proxy, by the shareholders entitled to vote. The Board of Directors shall be authorized to appoint directors to fill any vacancies on the Board of Directors and to appoint up to four (4) additional directors, and any such appointment shall be effective until the next General Meeting of Shareholders. The number of persons constituting the whole Board of Directors shall be not less than three (3) nor more than twenty-four (24), as fixed and elected by the General Meeting of Shareholders, unless the Board of Directors appoints any additional director or directors in between two General Meetings of Shareholders. The number of persons constituting the whole Board of Directors shall, until changed at any succeeding General Meeting of Shareholders, be the number so fixed and elected (as may be increased by those appointed). At any General Meeting of Shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent General Meeting of Shareholders, any vacancy or vacancies created by such action may be filled.

9.4	Directors may be removed or suspended at any time by the General Meeting of Shareholders. A suspension as referred to in this article automatically terminates if the person concerned has not been dismissed within two (2) months after the day of suspension.

9.5	Each director shall be elected to serve until the expiration of his term of office and until his successor shall be elected and qualified, or until his death, resignation, retirement or removal.

9.6	In the event that one or more of the directors is prevented from or is incapable of acting as director, the remaining directors (or the remaining director, if there should be only one) may appoint one or more persons to fill the vacancy or vacancies thereby created on the Board of Directors until the next General Meeting of Shareholders, provided that if at any time the number of directors then in office shall be reduced to less than three (3), the remaining directors or director shall forthwith call a General Meeting of Shareholders for the purpose of filling the vacancies in the Board of Directors, and provided further that in the event that all of the directors are prevented from or are incapable of acting as directors, the Company shall be temporarily managed by any person or persons previously appointed by the Board of Directors so to act who shall forthwith call a General Meeting of Shareholders for the purpose of electing a Board of Directors. If no such General Meeting of Shareholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least twenty-five percent (25%) of the outstanding Common Shares of the Company may call a General Meeting of Shareholders for the purpose of electing a Board of Directors.

9.7	A regular meeting of the Board of Directors shall be held at such place, at such time and on such notice as the Board of Directors shall determine from time to time, and a special meeting shall be held as and when the Chairman or Co-Chairman of the Board of Directors shall call the same. Notice of the time and place of a special meeting shall be given:

(a)	not less than ninety-six (96) hours before such meeting, by written notice mailed to each director, or

(b)	not later than the calendar day immediately preceding the date of such meeting, by personal delivery, or by telephone call or by sending a telegram, cable or telefax to each director.

A waiver of notice of any such meeting signed by all of the directors, whether before, at or after the time of such meeting, shall be deemed equivalent to notice of the meeting.

9.8	Directors need not be Netherlands citizens or residents of the Netherlands Antilles or shareholders of the Company. A legal entity may be appointed director.

9.9	A majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the majority of the directors present, in person or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. Meetings of the Board of Directors may be held in or outside of the Netherlands Antilles.

9.10	In the absence of a quorum, one director may adjourn any meeting from time to time until a quorum shall be present and no notice of the adjourned meeting need be given if the time and place are fixed at the meeting adjourned and if the period of adjournment does not exceed ten (10) days in any one adjournment.

9.11	Meetings of the Board of Directors may be held through conference telephone calls or other communication equipment allowing all persons participating in the meeting to hear each other or through any other device permitted by then applicable law, and participation in a meeting through any such lawful device or arrangement shall constitute presence at such meeting.

9.12	When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with if all the directors shall consent in writing to such action taken or being taken. Directors may by telegram, cable or other writing appoint a proxy to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company.

9.13	The Board of Directors shall have power to transfer all of the assets of the Company or a part of them in one of the ways provided for in paragraph 13 of Article II.

ARTICLE X

COMMITTEES

10.1	The Board of Directors by resolution adopted by a majority of the entire Board of Directors may appoint an Executive Committee (and may discontinue the same at any time) to consist of one or more directors of the Company to hold office at the pleasure of the Board of Directors. The Executive Committee shall, subject to the provisions laid down in these Articles of Association, have and may exercise all the powers and authority delegated to it by the Board of Directors regarding the management of the business and affairs of the Company.

10.2	The Executive Committee shall not have the power or authority to:

(a)	recommend to the shareholders to amend the Articles of Association;

(b)	recommend to the shareholders the sale, lease or exchange of all or substantially all of the Company’s property and assets;

(c)	recommend to the shareholders the dissolution and liquidation of the Company;

(d)	amend the By-laws, as defined in paragraph 8 of Article XI of these Articles of Association (in Dutch: “huishoudelijk reglement”), if any;

(e)	declare interim dividends; or

(f)	authorize the issuance of shares;

for as much as such powers are within the authority of the entire Board of Directors or the General Meeting of Shareholders.

10.3	Meetings of the Executive Committee may be called at any time by the Chairman and/or Co-Chairman of the Board of Directors or the Chairman of the Executive Committee or any two members of the Executive Committee. Two members of the Executive Committee shall constitute a quorum for the transaction of business, except that when the Executive Committee consists of one member, then one member shall constitute a quorum. Executive Committee members may, but are not required to, be directors.

10.4	The Board of Directors by resolution passed by a majority of the entire Board of Directors may appoint such other Committees as may be deemed advisable and may terminate any such Committee at any time. Each Committee shall have one or more members who shall serve at the pleasure of the Board of Directors and shall have such powers as may be provided by resolution of the Board of Directors. Two members of each of such Committee shall constitute a quorum for the transaction of business except that when such a Committee consists of one member, then one member shall constitute a quorum. Committee members may, but are not required to, be directors.

ARTICLE XI

OFFICERS

11.1	The Board of Directors annually shall elect or appoint the following officers: a Chairman, a Secretary and a Treasurer, each to serve until his successor is elected and qualified. The Board of Directors from time to time also may elect or appoint a Chairman of the Executive Committee, one or more Co-Chairmen of the Board of Directors, a President, one or more vice Presidents (who may have such additional descriptive designations as the Board of Directors may determine), a Controller, one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and any such other officers and agents as it determines proper, all of whom shall hold office during the pleasure of the Board of Directors. The same person may hold any two or more of the aforesaid offices, but no officer shall execute, acknowledge or verify an instrument in more than one capacity if such instrument is required by law or by these Articles of Association to be executed, acknowledge or verified by two or more officers. The Chairman of the Board of Directors, each Co-Chairman of the Board of Directors, and the Chairman of the Executive Committee shall be chosen from among the Board of Directors, but other officers need not be members of the Board of Directors.

11.2	The Company shall be represented at law and otherwise, and shall be bound with respect to third parties, by:

(a)	each director solely to whom the Board of Directors has granted the following titles and who occupies the following offices:

(i)	Chairman;

(ii)	Co-Chairman;

(b)	each other director and the Chairman or Co-Chairman acting jointly;

(c)	persons, who may, but are not required to be directors, authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:

(i)	President;

(ii)	one or more Vice Presidents;

(iii)	Chief Executive Officer;

(iv)	Chief Operating Officer;

(v)	Chief Financial Officer;

(vi)	Controller;

(vii)	Treasurer; or

(viii)	Secretary.

The Board of Directors may also from time to time authorize other persons, who may or may not be directors, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

11.3	In case of a conflict of interest between the Company and one or more directors or officers, acting either in private or ex officio, the Company shall be represented by a person appointed thereto by the General Meeting of Shareholders or the Board of Directors. A director who knows or ought to understand that in a certain instance there is mention of a conflicting interest between the Company and him acting privately or ex officio, will timely inform the General Meeting of Shareholders or the person designated by the General Meeting of Shareholders or the Board of Directors of such conflict of interest.

11.4	No conflict of interest will be deemed to exist between the Company and one or more of its directors or officers in case of a contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or Committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if:

(a)	the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the Committee, and the Board of Directors or Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)	the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of such shareholders; or

(c)	the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a Committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a Committee which authorizes the contract or transaction.

11.5	The General Meetings of Shareholders may grant specific authority to any member of the Board of Directors to represent the Company with respect to any particular matter as specified by such General Meeting of Shareholders.

11.6	The persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided shall have such power and authority as the Board of Directors may from time to time grant them.

11.7	The Board of Directors may grant general or specific authority to additional agents or to Committees, giving such agents or Committees such general or limited powers or duties as it may deem appropriate.

11.8	The Board of Directors may adopt and may amend and repeal such rules, regulations and resolution as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules, regulations and resolutions setting forth the specific powers and duties of the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company (the “By-Laws”). Such rules, regulations and resolutions must be consistent with these Articles of Association.

11.9	The directors, the holders of the above-mentioned offices and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

ARTICLE XII

INDEMNIFICATION

12.1	The Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with request to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

12.2	The Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the company for improper conduct unless and only to the extent that the court in which such action or suit was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction shall deem proper.

12.3	To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 and 2 of this Article XII, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’fees) actually and reasonably incurred by him in connection therewith.

12.4	Any indemnification under paragraphs 1 and 2 of this Article XII (unless ordered by a court) shall be made by the Company only as authorized by contract approved, or by-laws, resolution or other action adopted or taken, by the Board of Directors or by the shareholders.

12.5	Expenses incurred in defending a civil or criminal action, suit or proceeding will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this Article XII.

12.6	The indemnification and advancement of expenses provided by or granted pursuant to the other paragraphs of this Article XII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

12.7	The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article XII.

12.8	For purpose of this Article XII, reference to the Company shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify his directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article XII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE XIII

GENERAL MEETINGS OF SHAREHOLDERS

13.1	All General Meetings of Shareholders shall be held in Curaçao.

13.2	Once a year an annual General Meeting of Shareholders shall be held on a date determined from year to year by the Board of Directors, for the following purposes: (1) receiving the report by the Board of Directors on the course of business during the preceding financial year; (2) approving the annual accounts for that year; (3) determining the allocation of the profits insofar as not destined for reservation pursuant to article XVII paragraph 3; (4) electing directors where necessary; (5) dealing with discharge of the Board of Directors for its management over the preceding financial year; and(6) for any other purposes required by law and for such additional purposes as may be specified in the notice of such meeting.

13.3	Special General Meetings of Shareholders may be called at any time by the Chairman, the Co-Chairman, or by the Board of Directors.

13.4	Notice of General Meetings of Shareholders, whether annual General Meetings or special General Meetings, stating the time and place of the meeting, shall be mailed to each shareholder at the address thereof appearing in the Register not less than twelve (12) (excluding the day of the notice and the day of the General Meeting of Shareholders) nor more than sixty (60) days prior to the date of the meeting in question.

13.5	All notices of General Meetings of Shareholders shall state the matters to be considered at the meeting. If a General Meeting of Shareholders is to consider an amendment to these Articles of Association, then such shall be stated in a notice and the full text of such amendment shall be filed at the offices of the Company and the Registrar for inspection by every shareholder until the conclusion of the General Meeting of Shareholders.

ARTICLE XIV

SPECIAL CLASS MEETINGS

14.1	Subject to paragraph 6 of this Article XIV, Separate meetings of holders of shares of any series or class of Preferred Shares (each a “Special Class Meeting”) can be held and may be convened pursuant to a resolution adopted by the Board of Directors.

14.2	Special Class Meetings do not have to be held in the Netherlands Antilles. Special Class Meetings shall be held as often as the Board of Directors deems necessary or after holders of shares in the class concerned representing at least ten per cent (10%) of the total issued and outstanding amount of shares in that class shall request the Board of Directors to convene such meeting to be held within a period of ten weeks after such request has been made. In the event a notice of convocation has not been made by the Board of Directors within a period of fourteen days after the request has been made, the requesting holders of shares in the class to be convened are authorized to give notice of the meeting themselves, in which event the Registrar shall, upon their request, send the notices referred to in paragraph 4 of this Article XIV of these Articles of Association within fourteen (14) days after such request was made to the Registrar.

14.3	Notice of a Special Class Meeting stating the time, date and place of the meeting shall be mailed to each shareholder at the address thereof appearing in the Register, not less than twelve (12) nor more than sixty (60) days prior to the date of the Special Class Meeting concerned.

14.4	All notices of Special Class Meetings shall contain the agenda of the Special Class Meeting or shall mention that such agenda is deposited for inspection by the holder of the relevant shares at the offices of the Company and the Registrar. If a Special Class Meeting is to consider an amendment to these Articles of Association, then the full text of such amendment shall be filed at the offices of the Company and the Registrar for inspection by every holder of the class of shares concerned until the conclusion of the Special Class Meeting concerned.

14.5	The provisions of these Articles of Association, regarding General Meetings of Shareholders, are as much as possible equally applicable, mutatis mutandis, to the Special Class Meetings, unless explicitly provided for otherwise in this Article.

14.6	In order to exercise their rights at a Special Class Meeting, holders of the class concerned must identify themselves as such to the satisfaction of the Company.

14.7	Any variation of the rights of holders of any class of non-voting shares pertaining to the rights of such non-voting shares can only be approved by a Special Class Meeting of the holders of the shares concerned pursuant to a resolution adopted by at least sixty six percent (66%) of the votes that can be cast on all issued and outstanding shares of the class concerned. Such approval can be obtained prior to, at the same time as or after the resolution to vary such rights has been duly adopted by the General Meeting of Shareholders.

14.8	A resolution passed at any Special Class Meeting duly convened and held in accordance with the terms of these Articles of Association shall be binding on the holders of all of the shares of the class concerned.

ARTICLE XV

ATTENDANCE AND VOTING OF SHARES

15.1	Every shareholder has the right to attend any General Meeting of Shareholders in person or by proxy and to address the meeting. Every holder of any series or class of Preferred Shares has the right to attend any Special Class Meeting of the holders of that series or class of Preferred Shares, in person or by proxy and to address the meeting.

15.2	Each holder of Common Shares and each holder of Preferred Shares with full voting rights shall be entitled to one (1) vote for each Common Share or, as the case may be, Preferred Share with full voting rights, held by such holder. The holders of shares of any series or class of Preferred Shares without voting rights shall not be able to cast any votes for their shares at any General Meeting of Shareholders. Holders of shares of any series or class of Preferred Shares shall be entitled to one vote for each such share held at any Special Class Meeting of holders of such shares.

15.3	On shares belonging to a legal entity in which the Company as a result of voting rights directly or indirectly has or may exercise control, voting rights can be exercised.

15.4	For the purpose of determining shareholders entitled to notice of and/or to vote at any General Meeting of Shareholders or Special Class Meeting or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the Register shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a General Meeting of Shareholders or Special Class Meeting, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the Register, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a General Meeting of Shareholders or Special Class Meeting, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a General Meeting of Shareholders or Special Class Meeting or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any General Meeting of Shareholders or Special Class Meeting has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of stock transfer books and the stated period of closing has expired.

ARTICLE XVI

QUORUM

16.1	Except as otherwise provided herein, no action may be taken at any General Meeting of Shareholders or Special Class Meeting unless a quorum, consisting of the holders of at least one-half of the outstanding Shares having voting rights or one-half of such class, as applicable, are present at the meeting in person or by proxy.

16.2	If a quorum is not present in person or by proxy at any General Meeting of Shareholders or Special Class Meeting, a second General Meeting of Shareholders or Special Class Meeting, as applicable, shall be called in the same manner as such original meeting of shareholders, to be held within two months, at which second meeting, regardless of the number of shares represented (but subject to the provisions of Articles XX, XXI and XXII), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders despite the absence of a quorum.

16.3	Subject to the provisions of Articles XX, XXI, and XXII, a majority of the votes cast shall be necessary to adopt any resolution at any General Meeting of Shareholders or Special Class Meeting.

16.4	The Board of Directors shall from time to time appoint a person to preside at General Meetings of Shareholders or Special Class Meetings, as applicable.

16.5	At any General Meeting of Shareholders or Special Class Meeting, a holder of shares with voting rights at such meeting may vote upon all matters before the meeting, even if the decisions to be taken would grant him, in a capacity other than as a shareholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

ARTICLE XVII

DISTRIBUTION OF PROFITS

17.1	Before proceeding to its allocation, the profit made as per the approved profit and loss account, shall be reduced by the amount, possibly to be estimated, of taxes due by the Company.

17.2	If and in so far as the General Meeting of Shareholders has not resolved to reserve the entire profit, the profits shall be distributed first to holders of any series or class of Preferred Shares, in accordance with their respective ranking, then to the holders of the Common Shares.

17.3	Unless otherwise provided in these Articles of Association the profits may be reserved at the discretion of the Board of Directors. No profits reserved by the Board of Directors pursuant to a duly adopted resolution shall be distributed to the shareholders, unless the Board of Directors has first recommended in writing to the General Meeting of Shareholders that such a distribution be made and the General Meeting of Shareholders has duly adopted a subsequent resolution confirming the recommendation of the Board of Directors. Any such written recommendation of the Board of Directors shall specify the amount of the distribution, the date on which it is to be paid. Once profits have been reserved, the Board of Directors shall be under no obligation to recommend within any specific period of time that a distribution be made to the shareholders instead, such written recommendations may be made at such times and in such amounts as the Board of Directors determines in its sole discretion.

17.4	Dividends on Common Shares shall be paid in cash or at the option of the Company in Common Shares valued for these purposes at the average Closing Price of Common Shares on the principal securities exchange on which it is traded for the twenty Trading Days period prior to the dividend payment date.

17.5	Dividends declared on any class or series of Preferred Shares will be payable to holders of record thereof as they appear on the Register on record dates, which will, except as otherwise noted, be fifteen (15) days prior to the relevant payment dates. Subject to any applicable fiscal or other law and regulation, each such payment will be made by transfer in a bank in New York City and made to the holder of record thereof at such holder’s account as it appears on the Register. In the event that any date on which dividends are payable on any class or series of Preferred Shares is not a Business Day, payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

17.6	“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

17.7	Upon conversion of Preferred Shares, cumulative dividends with respect to such converted shares which are accrued, payable, and/or in arrears shall, at the option of the Company, either be declared and paid by the Company in cash or not be declared, but paid by the Company through the issuance to such holder of additional Common Shares at the applicable conversion price.

17.8	Any partial payment of accumulated dividends shall be distributed pro rata among the holders of such shares in proportion to their shareholdings.

17.9	The Board of Directors may at any time resolve to distribute one or more interim dividends, if justified by the anticipated profits of the Company, as an advance payment of the dividend expected to be declared by the General Meeting of Shareholders.

17.10	Any distribution as provided for in the preceding paragraphs can only occur if, at the moment of distribution, the equity of the Company at least equals the nominal capital and as a result of the distribution will not fall below the nominal capital.

ARTICLE XVIII

FISCAL YEAR

The fiscal year of the Company shall be the calendar year.

ARTICLE XIX

BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

19.1	Within eight (8) months after the end of the financial year of the Company, the Board of Directors shall prepare the balance sheet and profit and loss account together with the explanatory notes (the “annual accounts”) with respect to such past financial year. The annual accounts shall be prepared in accordance with generally accepted standards and shall provide such insight as shall make it possible for a sound opinion to be formed as regards the Company’s capital and the results and also, insofar as the nature of the annual accounts shall so permit, as regards the Company’s solvency and liquid assets.

19.2	Subsequently, the annual accounts shall be submitted to the shareholders for inspection and approval at the annual General Meeting of Shareholders. From the day at which the notice of the annual General Meeting of Shareholders is sent until the close of the annual General Meeting of Shareholders, the balance sheet and profit and loss account, shall be available for inspection by the shareholders at the office of the Company, and at any additional place, if specified in the notice of such meeting.

ARTICLE XX

DISPOSITIONS OF ASSETS

Notwithstanding any provision of Article XVI, any sale or other dispositions of all or substantially all of the assets of the Company, whether for cash, property, stock or other securities of another corporation, or for any other consideration, shall be made only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganization or rearrangement of the Company, or of any its subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the holders of Common Shares in such assets.

ARTICLE XXI

DISSOLUTION

21.1	Notwithstanding any provision of Article XVI, any resolution providing for the dissolution, liquidation or winding up of the Company shall be valid only if duly adopted at a General Meeting of Shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting.

21.2	In the event of dissolution of the Company the liquidation shall be effected under such provisions as the General Meeting of Shareholders shall, without prejudice to the provisions of this Article, decide.

21.3	If the profit and loss account covering the fiscal year, closing as on the date of the dissolution of the Company, shows a profit balance, this balance shall be divided in conformity with the provisions of Article XVII of these Articles of Association.

21.4	During ten years after the end of the liquidation the books and records of the Company shall remain in the custody of the liquidator of the Company or the custodian designated thereto by the judge at the liquidator’s request.

21.5	During liquidation the provisions of these Articles of Association shall remain in force as far as possible. Article XVII paragraph 10, is equally applicable to preliminary liquidation distributions.

ARTICLE XXII

AMENDMENTS

Notwithstanding any provision of Article XVI, these Articles of Association may be amended only pursuant to a resolution duly adopted at a General Meeting of Shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, provided that the Company shall not, without the affirmative vote of the holders of at least sixty-six percent (66%) of any then outstanding series or class of Preferred Shares voting in a Special Class Meeting, amend these Articles of Association in any manner that adversely affects the preferences, powers, rights, or privileges of the holders of such series or class of Preferred Shares. The notice of a General Meeting of Shareholders or Special Class Meeting, as applicable, shall set forth the exact text of any proposed amendment or amendments or shall state that a copy of such text has been deposited at the office of the Company in Curaçao for inspection by the shareholders, and will remain available for inspection until the conclusion of said meeting.